FIRST ADVANTAGE BANCORP
October 5, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	First Advantage Bancorp
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-144454
Ladies and Gentlemen:
      Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, First Advantage Bancorp (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on October 10, 2007, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.
      Furthermore, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
      If you have any questions regarding this request, please telephone Victor L. Cangelosi of Muldoon Murphy & Aguggia LLP at 202.362.0840.
Very truly yours,
FIRST ADVANTAGE BANCORP
/s/ Patrick C. Greenwell
Patrick C. Greenwell
Chief Financial Officer
cc:     David Lyon, Securities and Exchange Commission